UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 333-275240

Ten-League International Holdings Limited

(Exact name of registrant as specified in its charter)

c/o 7 Tuas Avenue 2, Singapore 639447

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Earnings Result for the Six Months Ended June 30, 2025
99.2	Press Release – Ten-League International Holdings Limited Announces First Six Months of Fiscal Year 2025 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ten-League International Holdings Limited

Date: September 30, 2025	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman